UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

573083102

(CUSIP Number)

Sequential Brands Group, Inc.

Yehuda Shmidman

Chief Executive Officer and Secretary

5 Bryant Park

30th Floor

New York, NY 10018

(646) 564-2577

With copies to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573083102

1	NAME OF REPORTING PERSONS Sequential Brands Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,087,571 shares of Class A Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,087,571 shares of Class A Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,087,571 shares of Class A Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1% of Class A Common Stock**
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership of the Class A Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 32,472,857 shares of Martha Stewart Living Omnimedia, Inc. Class A Common Stock and 24,984, 625 shares of Class B Common Stock (as defined blow) (assuming conversion of all 24,984,625 shares of Class B Common Stock owned by the Stockholders (as defined below) outstanding as of June 15, 2015).

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock par value $0.01 per share (the “Class A Common Stock”) of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO” or the “Issuer”). The principal executive office of MSLO is located at 601 West 26th Street New York, New York 10001.

Item 2. Identity and Background

This statement is being filed by Sequential Brands Group, Inc. (“Sequential”), a Delaware corporation. The principal executive office and business of Sequential is located at 5 Bryant Park, 30th Floor, New York, NY 10018. Information as to each of the executive officers and directors of Sequential is set forth on Schedule I.

Sequential owns, promotes, markets and licenses a portfolio of consumer brands. Sequential has licensed and intends to license its brands in a variety of consumer categories to retailers, wholesalers and distributors in the United States and in certain international territories.

During the last five years, neither Sequential nor, to the best knowledge of Sequential, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Martha Stewart and the Martha Stewart Family Limited Partnership (each, a “Stockholder” and together the “Stockholders”), who together are the record owner of 2,102,946 shares of Class A Common Stock and 24,984,625 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Issuer Common Stock”), have entered into a Voting Agreement (as defined below) with Sequential and TopCo as described in Item 4. Because shares of Class B Common Stock may be converted on a one-to-one basis into shares of Class A Common Stock, the Stockholders may be deemed to beneficially own an aggregate of 27,087,571 shares of Class A Common Stock. The transactions contemplated by the Voting Agreement (which is the basis for the beneficial ownership by Sequential of certain of the shares of Class A Common Stock and Class B Common Stock held by the Stockholders) are not expected to require the payment of any funds by Sequential to the Stockholders.

The Stockholders entered into the Voting Agreement to induce Sequential to enter into the Merger Agreement described in Item 4.

Item 4. Purpose of Transaction

Merger Agreement

On June 22, 2015, Sequential, Madeline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TopCo (“Madeline Merger Sub”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TopCo), and Singer Madeline Holdings, Inc., a Delaware corporation (“TopCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which Sequential and the Issuer will be combined (the “Transaction”). Under the terms of the Merger Agreement, among other things, Madeline Merger Sub will merge with and into MSLO (the “MSLO Merger”), with MSLO continuing as the surviving corporation of the MSLO Merger, and each issued and outstanding share of Issuer Common Stock will be converted into the right to receive either $6.15 in cash (the “MSLO Cash Consideration”) or a number of fully-paid and nonassessable shares of common stock, par value $0.01 per share of TopCo (“TopCo Common Stock”), together with cash, in lieu of fractional shares of TopCo Common Stock, equal to the MSLO Cash Consideration divided by the volume weighted average price per share of Sequential’s common stock, par value $.001 per share (“Sequential Common Stock”), on the Nasdaq Stock Market for the consecutive period over the five trading days ending on the trading day immediately preceding the closing date, as calculated by Bloomberg Financial LP under the function “VWAP.” As a result of such transactions, the outstanding MSLO common stock would cease to be listed on The New York Stock Exchange and would be deregistered under the Securities Exchange Act of 1934.

Voting Agreement

In connection with the execution of the Merger Agreement, Sequential entered into a voting and support agreement (the “Voting Agreement”) with the Stockholders. Under the Voting Agreement, the Stockholders agreed to vote or cause to be voted, in person or proxy, their shares of Issuer Common Stock (i) in favor of the MSLO Merger, (ii) against any action or agreement submitted for the vote or written consent of stockholders that is in opposition to the MSLO Merger and (iii) against any alternative acquisition proposal. The Voting Agreement terminates on the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the closing of the Transaction, (iii) the MSLO Board withdrawing or modifying the recommendation of advisability of the Transaction or recommending or declaring advisable the approval by MSLO stockholders of an alternative proposal, (iv) the MSLO stockholder approval has been obtained (v) the delivery of notice by Sequential of the termination of the Voting Agreement and (vi) the delivery of notice by the Stockholders to Sequential of the termination of the Voting Agreement in the event of certain fundamental amendments to the Merger Agreement without the prior consent of the MS Stockholders.

The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

Subject to the terms of the Merger Agreement and the Voting Agreement, Sequential may, at any time (i) engage MSLO, stockholders of Sequential or MSLO, or other relevant parties in discussions that may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and (ii) review or reconsider its position with respect to MSLO and formulate plans or proposals with respect to any such matters.

Item 5. Interest in Securities of the Issuer

(a) (b) Immediately prior to the execution of the Voting Agreement, Sequential did not own any shares of Class A Common Stock. However, as of execution of the Voting Agreement on June 22, 2015, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Sequential may be deemed to have shared voting power with respect to (and therefore beneficially own) 27,087,571 shares of Class A Common Stock, representing approximately 47.1% of the Class A Common Stock as of June 22, 2015 (based on the number of shares of outstanding as set forth in the Merger Agreement and assuming conversion of all 24,984,625 shares of Class B Common Stock owned by the Stockholders).

Except as set forth above, neither Sequential nor, to the best of Sequential’s knowledge, any of the individuals named in Schedule I hereto, owns any ordinary shares of Class A Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sequential is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of Sequential, Sequential and no other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.

(d) Sequential does not have the right to receive dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of Sequential, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Sequential and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Agreement and Plan of Merger, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc. Incorporated by reference from Exhibit 2.1 to Sequential’s Current Report on Form 8-K filed June 23, 2015.
2	Voting and Support Agreement, dated as of June 22, 2015, by and among Sequential Brands Group, Inc., Singer Madeline Holdings, Inc., Martha Stewart and the Martha Stewart Family Limited Partnership. Incorporated by reference from Exhibit 10.1 to Sequential’s Current Report on Form 8-K filed June 23, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUENTIAL BRANDS GROUP, INC.

Date: June 25, 2015
	By:	/s/ Gary Klein
		Name:	Gary Klein
		Title:	Chief Financial Officer

SCHEDULE I

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors
Class I Directors: Yehuda Shmidman	c/o Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018	CEO and Secretary Sequential Brands Group, Inc.	United States
William Sweedler	c/o Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018	Co-founder and Managing Partner of Tengram Capital Partners, L.P.	United States
Class II Directors:

Rodney Cohen	c/o Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018	Managing director and Co-head of Carlyle Growth Partners and Carlyle Equity Opportunity Fund	United States
Stewart Leonard, Jr.	c/o Sequential Brands Group, Inc. 5 Bryant Park 30th Floor New York, NY 10018	CEO of Stew Leonard’s	United States
Gary Johnson	c/o Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018	Chairman of CAN Capital	United States
Class III Directors:

Al Gossett	c/o Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018	President, CEO, and Owner of Gossett Automotive Group	United States
Aaron Hollander	c/o Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018	Chairman, CEO and President of First Aviation Services, Inc.	United States
Executive Officers
Gary Klein	c/o Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018	CFO of Sequential Brands Group, Inc.	United States

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1	Agreement and Plan of Merger, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc. Incorporated by reference from Exhibit 2.1 to Sequential’s Current Report on Form 8-K filed June 23, 2015.
2	Voting and Support Agreement, dated as of June 22, 2015, by and among Sequential Brands Group, Inc., Singer Madeline Holdings, Inc., Martha Stewart and the Martha Stewart Family Limited Partnership. Incorporated by reference from Exhibit 2.2 to Sequential’s Current Report on Form 8-K filed June 23, 2015.